Exhibit 99.1

Enigmatig Limited Invests in KUNGFULAND, First-Scripted Feature-Length Action-Comedy Singapore and Canada Treaty Co-Production Using Virtual Production

Enigmatig’s Investment Aimed at Supporting Singapore’s Creative Ambition Across Borders

SINGAPORE, Jul 21, 2026 – Enigmatig Limited (NYSE American: EGG) (“Enigmatig” or the “Company”), a global business enabler supporting companies expanding across borders, today announced its investment in KUNGFULAND, the first scripted feature-length action-comedy Treaty co-production between Singapore and Canada using Virtual Production. Principal photography on the film began June 10, 2026, at AUX Infinite Studios in Singapore.

KUNGFULAND is produced by Singapore-based Ajacent Media and Canadian-based 100 Dragons and supported by the Infocomm Media Development Authority of Singapore (IMDA). Set in Chinatown 1999, the film pays homage to the golden era of 1970s martial arts cinema, shot using cutting-edge LED wall technology combined with Shaw Brothers-inspired practical sets. The film stars Idrissa Sanogo Bamba, Ellen Wong, Dion Johnstone, and Hugh Tran, with a cameo by legendary Hong Kong actor David Chiang.

“At Enigmatig, our work has always been about one thing — helping ambitious ideas find their way across borders. KUNGFULAND embodies exactly that spirit: a homegrown Singapore story built to reach the world,” said Desmond Foo, Founder and CEO of Enigmatig.

“We are proud to support this production and play a small part in helping local creative talent and storytelling reach broader audiences. As a Singapore-headquartered company, it is meaningful to back initiatives like this.” he added.

For Enigmatig, the investment goes beyond the film industry. It reflects the same conviction that drives the Company’s core work — that ambition deserves support, wherever it comes from, and that Singapore has stories worth telling on a global stage.

KUNGFULAND is written by Canadian Maninder Chana and Singaporeans Jacen Tan and Andrew Ngin, and directed by Jacen Tan. It will be produced by Singaporean Kat Goh and Canadian Teresa M. Ho, and distributed by Shaw Organisation (Singapore), Raven Banner Releasing (Canada), and Flourishing Films (rest of the world).

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About Enigmatig Limited

Enigmatig is a global business enabler supporting companies in achieving their international ambitions. Since 2010, we have provided regulatory, corporate, and technology-driven solutions to help businesses operate and scale across borders. Headquartered in Singapore, with a presence in Bangkok, Hong Kong, Jakarta, Shanghai, London, Taipei and Tokyo, Enigmatig serves a diverse and growing international client base.

For more information, please visit: https://enigmatig.com

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “aim,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “is/are likely to,” “potential,” “project” or “continue” or the negative of these terms or other comparable or similar terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For investor and media inquiries, please contact:

Enigmatig Investors Relations & PR team

investors@enigmatig.com / cindy@enigmatig.com